UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Grupo Aval Acciones y Valores S.A. 4Q2013 Unconsolidated Financial Statements under Colombian GAAP

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Balance Sheets For the period ended December 31, 2013 (Stated in millions of Colombian pesos) Under Col GAAP

	First Half			Second Half
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Assets

Short Term Assets:

Cash	$724,079	43,539	43,539	197,221	835,833	835,833
Short term Investments, net	361	31	31	20,027	13,499	13,499
Short term loans	404,360	192,767	192,767	416,560	211,625	211,625
Deferred charges	5,297	425	425	391	312	312
Total Short Term Assets	1,134,097	236,762	236,762	634,199	1,061,269	1,061,269

Long term Investments, net	10,807,072	11,428,068	11,428,068	11,366,957	11,627,797	11,627,797
Property, plant and equipment, net	507	533	533	644	606	606
Intangible assets, net	408,681	737,173	737,173	741,570	740,288	740,288
Deferred charges	233	162	162	94	135	135
Reappraisal of assets	8,426,598	11,502,096	11,502,096	11,290,791	10,683,671	10,683,671
Total Long Term Assets	19,643,091	23,668,032	23,668,032	23,400,056	23,052,497	23,052,497
Total assets	$20,777,188	23,904,794	23,904,794	24,034,255	24,113,766	24,113,766

Debtor Memorandum accounts:

Tax - Debtor	12,285,837	16,761,767	16,761,767	16,761,767	16,081,292	16,081,292
Control Debtors	912,396	912,418	912,418	919,418	910,364	910,364
Contingent creditors per contra	2,931,575	3,086,455	3,086,455	3,053,319	3,082,983	3,082,983
Control creditors per contra	875,225	875,225	875,225	875,225	875,225	875,225
Tax creditors per contra	12,659,282	17,159,030	17,159,030	17,159,030	17,215,053	17,215,053
Total Memorandum Accounts	$29,664,315	38,794,895	38,794,895	38,768,759	38,164,917	38,164,917

Liabilities and Shareholders' Equity

Short Term Liabilities:

Financial obligations	$427,102	237,081	237,081	264,986	74,568	74,568
Suppliers	56	51	51	161	821	821
Accounts payable	558,791	326,443	326,443	576,388	348,407	348,407
Taxes, fees and charges	24,670	16,475	16,475	7,441	21,247	21,247
Labour obligations	837	837	837	837	1,146	1,146
Estimated liabilities and provisions	3,261	6,768	6,768	8,123	3,712	3,712
Other liabilities	1,896	1,844	1,844	1,762	1,407	1,407
Total Short Term Liabilities	1,016,615	589,499	589,499	859,698	451,308	451,308

Equity Tax	11,464	5,826	5,826	5,827	0	0
Financial Obligations	710,148	982,103	982,103	1,201,852	0	0
Bonds outstanding	724,249	724,249	724,249	724,249	724,249	724,249
Total Long Term Liabilities	1,445,861	1,712,178	1,712,178	1,931,928	724,249	724,249
Total Liabilities	2,462,476	2,301,677	2,301,677	2,791,626	1,175,557	1,175,557

Shareholders' Equity:
						0
Social Capital	18,552	18,552	18,552	18,552	20,178	20,178
Capital Surplus	5,403,557	5,316,624	5,316,624	5,252,304	7,210,863	7,210,863
Reserves	3,080,253	3,080,253	3,080,253	3,407,174	3,382,964	3,382,964
Inflation Adjustments	875,225	874,470	874,470	874,470	874,470	874,470
Retained Earnings	510,529	811,122	811,122	399,338	766,063	766,063
Reappraisal of assets	8,426,598	11,502,096	11,502,096	11,290,791	10,683,671	10,683,671
Total Shareholders' Equity	18,314,714	21,603,117	21,603,117	21,242,629	22,938,209	22,938,209

Total Liabilities and Shareholders' Equity	$20,777,190	23,904,794	23,904,794	24,034,255	24,113,766	24,113,766

Creditor Memo Accounts:

Tax debtors per contra	12,285,837	16,761,767	16,761,767	16,761,767	16,081,292	16,081,292
Control debtor per contra	912,396	912,418	912,418	919,418	910,364	910,364
Contingent creditors	2,931,575	3,086,455	3,086,455	3,053,319	3,082,983	3,082,983
Control creditors	875,225	875,225	875,225	875,225	875,225	875,225
Tax creditors	12,659,282	17,159,030	17,159,030	17,159,030	17,215,053	17,215,053
Total Memo Accounts	$29,664,315	38,794,895	38,794,895	38,768,759	38,164,917	38,164,917

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statements of Income For the period ended December 31, 2013 (Stated in million of Colombian pesos, except earnings per share) Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Operating Income
Dividends	$0	6,366	6,366	155	109	264	6,630
Interest	9,136	4,299	13,435	1,183	2,115	3,298	16,733
Financial Returns	57	847	904	9	30	39	943
Equity method, net	552,799	360,590	913,389	429,652	401,092	830,744	1,744,133
Recovery for equity changes	0	0	0	7,629	9,040	16,669	16,669
Total Operating Income	561,992	372,102	934,094	438,628	412,386	851,014	1,785,108
Gross Income	561,992	372,102	934,094	438,628	412,386	851,014	1,785,108

Operating expenses – Administration and Sales:
Personnel expense	6,258	6,154	12,412	6,215	6,324	12,539	24,951
Fees	1,738	7,174	8,912	413	5,008	5,421	14,333
Industry and Trade	2,369	5,041	7,410	824	2,752	3,576	10,986
Tax on financial transactions	1,119	3,631	4,750	273	1,284	1,557	6,307
Discountable sales tax	0	0	0	7	0	7	7
Leases	185	187	372	188	191	379	751
Contributions and memberships	18	199	217	188	19	207	424
Insurance	0	5	5	0	0	0	5
Services	264	226	490	274	345	619	1,109
Legal expenses	10	9	19	5	3	8	27
Maintenance and repairs	15	16	31	13	16	29	60
Adaptation and installations	1	7	8	1	1	2	10
Travel expenses	41	104	145	58	33	91	236
Depreciation	49	101	150	50	53	103	253
Amortization of Intangibles	3,311	3,843	7,154	5,596	5,641	11,237	18,391
Amortization of deferred assets	5,823	4,946	10,769	153	147	300	11,069
Loss (gain) on foreign exchange transactions	0	3,997	3,997	5	2	7	4,004
Operating expenses - sales	273	3,992	4,265	938	1,732	2,670	6,935
Various	80	710	790	100	80	180	970
Total operating expenses – administration and sales	21,554	40,342	61,896	15,301	23,631	38,932	100,828

Operating Income	536,350	335,848	872,198	423,327	388,755	812,082	1,684,280

Non-operating Income
Loss (gain) on foreign exchange transactions	8	(0)	8	2,337	963	3,300	3,308
Fees	10,605	15,939	26,544	9,439	10,986	20,425	46,969
Services	1	1	2	1	1	2	4
Better uses	0	663	663	3	1	4	667
Recoveries	101	274	375	23	329	352	727
	10,715	16,877	27,592	11,803	12,280	24,083	51,675

Financial expenses	34,730	31,329	66,059	33,807	32,410	66,217	132,276
Various	6	252	258	103	62	165	423
Loss in equity method by changes in shareholders' equity	4,089	14,629	18,718	0	0	0	18,718
	38,825	46,210	85,035	33,910	32,472	66,382	151,417

Non-operating income, net	(28,110)	(29,333)	(57,443)	(22,107)	(20,192)	(42,299)	(99,742)

Income before income taxes	575,175	239,580	814,755	401,220	368,563	769,783	1,584,538

Income tax and other	(1,799)	(1,834)	(3,633)	(1,882)	(1,838)	(3,720)	(7,353)

Net Income	$510,529	300,593	811,122	399,338	366,725	766,063	1,577,185

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Cash Flows For the period ended December 31, 2013 (Stated in million of Colombian pesos) Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Cash flows from operating activity:
Net Income	$510,529	300,593	811,122	399,338	366,725	766,063	1,577,185
Non-controlling interest	0	0	0	0	0	0	0

Adjustments for conciliation of net income and net cash from operating activity:
Amortization of goodwill	3,311	3,843	7,154	5,596	5,641	11,237	18,391
Depreciation of properties, plant and equipment	49	101	150	50	53	103	253
loss (Gain) on sale of sale of properties, plant and equipment	0		0	0	4	4	4
Decrease (increase) in trading investments	7,937	330	8,267	(19,996)	6,528	(13,468)	(5,201)
Acquisition of Investments	(20,521)	(361,967)	(382,488)	(19,669)	(4,999)	(24,668)	(407,156)
Dividends received during the period	413,928	(0)	413,928	453,739	1	453,740	867,668
Equity Method Income	(552,799)	(360,590)	(913,389)	(429,652)	(401,092)	(830,744)	(1,744,133)
Recovery for equity changes	0	0	0	(7,629)	(9,040)	(16,669)	(16,669)
Loss on equity Method	4,089	14,629	18,718	0	0	0	18,718
Increase (decrease) in deferred charges	(3)	(3)	(6)	(52)	(108)	(160)	(166)
Amortization of deferred charges	5,823	4,946	10,769	153	147	300	11,069
Decrease (Increase) in Accounts Receivable	(225,284)	204,771	(20,513)	(222,607)	203,749	(18,858)	(39,371)
Increase in Other Assets, net (tax and contributions advances)	(1,810)	6,823	5,013	(1,186)	1,186	0	5,013
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,283)	(10,033)	(12,316)	(9,141)	(6,839)	(15,980)	(28,296)
Increase (decrease) in acquired goodwill	0	(332,335)	(332,335)	(9,992)	(4,360)	(14,352)	(346,687)
Equity tax payment	0	(755)	(755)	0	0	0	(755)

Net cash from operating activity	142,966	(529,647)	(386,681)	138,952	157,596	296,548	(90,134)

Cash Flows from investing activity:
Purchase of properties, plant and equipment	(21)	(127)	(148)	(161)	(19)	(180)	(328)
Net cash used in investing activities	(21)	(127)	(148)	(161)	(19)	(180)	(328)

Cash Flows from financing activity:
Dividends paid	(221,527)	(232,700)	(454,227)	(232,764)	(241,171)	(473,935)	(928,162)
Acquisition of other borrowings from banks	0	112,152	112,152	250,000	0	250,000	362,152
Payment of other borrowings from banks	(13,667)	(30,218)	(43,885)	(1,545)	(1,393,071)	(1,394,616)	(1,438,501)
Issuance of shares	0		0	0	2,114,477	2,114,477	2,114,477
Net cash (used in)/provided by financing activities	(235,194)	(150,766)	(385,960)	15,691	480,235	495,926	109,966

Effect of exchange differences of cash and cash equivalents	0	0	0	(801)	801	0	0

Decrease in cash and cash equivalents	(92,248)	(680,541)	(772,789)	153,681	638,613	792,294	19,505

Cash and cash equivalents at beginning of period	816,328	724,080	816,328	43,539	197,221	43,539	816,328

Cash and cash equivalent at end of period	$724,080	43,539	43,539	197,221	835,834	835,833	835,832

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Shareholder´s Equity For the period ended December 31, 2013 (Stated in million of Colombian pesos) Under Col GAAP

		EquitySurplus					Equity Inflation
	Social	Additional	Goodwill	Equity	Reserves			Net	Reappraisal	Shareholders´
	Capital	paid-in capital		Method	Legal	Occasional	Adjustments	Income	of assets	Equity

Balance at December 31, 2012	$18,552	3,671,667	0	1,678,239	9,276	2,736,084	875,225	802,398	7,738,866	17,530,307

Constitution of reserves for future distributions						802,398		(802,398)		0
Increase in legal reserve										0
To distribute a cash dividend of $ 4.20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed
With benefit:						(467,505)				(467,505)
Application of the equity method				53,651						53,651
Reappraisal of investments (notes 5 and 10)									687,731	687,731
Net Income								510,529		510,529

Balance at March 31, 2013	18,552	3,671,667	0	1,731,891	9,276	3,070,977	875,225	510,529	8,426,597	18,314,714

Constitution of reserves for future distributions						0		0		0
Increase in legal reserve										0
Equity tax payment							(755)			(755)
To distribute a cash dividend of $ 4.20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed
With benefit:				(86,934)						(86,934)
Application of the equity method										0
Reappraisal of Investments (notes 5 and 10)									3,075,499	3,075,499
Net Income								300,593		300,593

Balance at June 30, 2013	18,552	3,671,667	0	1,644,957	9,276	3,070,977	874,470	811,122	11,502,096	21,603,117

Constitution of reserves for future distributions						811,122		(811,122)		0
Increase in legal reserve										0
Equity tax payment										0
To distribute a cash dividend of $ 4.35 per share and per month during the months of October 2013 to March 2014, both months included as well:										0
Over 18,551,766,453 common and preferred shares subscribed						(484,201)				(484,201)
With benefit:										0
Application of the equity method				(64,321)						(64,321)
Reappraisal of Investments (notes 5 and 10)									(211,305)	(211,305)
Net Income								399,338		399,338

Balance at September 30, 2013	18,552	3,671,667	0	1,580,636	9,276	3,397,898	874,470	399,338	11,290,791	21,242,628

Constitution of reserves for future distributions										0
Increase in legal reserve										0
Equity tax payment
Dividend in cash of COP 4.35 per share distributed, equivalent to that declared by the Company's General Shareholder's Meeting in its ordinary session on September 27, 2013, on 1,855,176,646 common shares.

This dividend on shares subscribed and paid in December 2013 will be paid from January 2014. For the shares subscribed and paid in January 2014, it will be paid from February 2014. In accordance with that which was authorized in the paragraph of Article 34 of the company bylaws, and in line with that which was authorized by the General Shareholder's Meeting in an extraordinary meeting on December 12, 2013.										0
In the event that a balance exists from the appropriate sum for the payment of the dividends decreed here, this balance will return to the reserve it was taken from, once the invitation to bid on the shares here referred to has expired.						(24,210)				(24,210)
Application of the equity method				(154,291)						(154,291)
Issuance of 1,626,520,862 shares with the right to preferential subscription	1,626	2,112,851								2,114,477
Reappraisal of Investments (notes 11 and 24)									(607,120)	(607,120)
Net Income								366,725		366,725

Balance at December 31, 2013	20,178	5,784,518	0	1,426,345	9,276	3,373,688	874,470	766,063	10,683,671	22,938,209

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel